November 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Sanchez Production Partners LP

Registration Statement on Form S-1 (File No. 333-213219)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Sanchez Production Partners LP (the “Partnership”) proposed public offering of up to 10,147,059 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 11:00 a.m., Eastern Standard Time, on November 16, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated November 4, 2016, through the date hereof:

Preliminary Prospectus dated November 4, 2016:

Approximately 322 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Derek Deas
Name: Derek Deas
Title: Vice President

By:	RBC Capital Markets, LLC

By:	/s/ Michael Davis
Name: Michael Davis
Title: Managing Director